SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                        Form 40-F [  ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                        No [X]

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

        This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LTD

6-K Items

1.	Prana Biotechnology Raises US$3.7 Million Through Exercise of 9.5 Million Options

Item 1

Prana Biotechnology Raises US$3.7 Million Through
Exercise of 9.5 Million Options

Melbourne, Australia — December 8, 2004: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), today announced that 9.5 million unlisted options expiring on December 1, 2004 were exercised prior to the expiry date. The options were originally largely owned by certain insiders and directors of the company then transferred to new owners, who in turn exercised them at a price of A$0.50 per share.

“We are pleased to receive this vote of confidence in Prana Biotechnology,” said Jon Alsenas, CEO. “The US$3.73 million (A$4.75 million) raised will be used as working capital for general corporate purposes. This includes conducting the potentially pivotal PLACQUE study of PBT-1 in Alzheimer’s disease that is due to start in the first half of 2005.”

Prana Biotechnology had 117,384,155 ordinary shares outstanding as of December 2, 2004, and this exercise of options increases the total issued shares to 126,890,821.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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Contacts:

Investor Relations Kathy Price T: 212-983-1702 ext. 212	Media Relations Ivette Almeida T: 212-983-1702 ext. 209

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: December 8, 2004